

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2025

Shuang Wu
Chief Executive Officer
WORK Medical Technology Group LTD
Floor 23, No. 2 Tonghuinan Road
Xiaoshan District, Hangzhou City, Zhejiang Province
The People's Republic of China

> **Re: WORK Medical Technology Group LTD**
> **Amendment No. 1 Registration Statement on Form F-1**
> **Filed April 9, 2025**
> **File No. 333-284006**

Dear Shuang Wu:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 filed April 9, 2025

Cover Page

1.   We note you are registering "[u]p to 10,000,000 Class A Ordinary Shares included in the Pre-Funded Ordinary Units." You describe the Pre-Funded Ordinary Units as consisting of "one Pre-Funded Warrant, one Series A Warrant to purchase one Class A Ordinary Share and one Series B Warrant to purchase one Class A Ordinary Share." Therefore, it appears the Pre-Funded Units do not include Class A Ordinary Shares. We note the opinion filed as Exhibit 5.1 also does not opine on these shares, and you appear to separately reference the Class A Ordinary Shares underlying the Series A, Series B and Pre-Funded Warrants on the cover page. Please revise or advise.

2. We note your disclosure on the cover page of an "assumed public offering price" and your disclosure on page 15 that the number of Ordinary Units offered is "10,000,000 Ordinary Units, based on an assumed public offering price of $0.50 per Ordinary Unit." We also note your disclosure in the Underwriting section that "[t]he offering price of the Ordinary Units (and Pre-Funded Ordinary Units, as applicable) is based on the last reported sale price of [y]our Class A Ordinary Shares on Nasdaq immediately prior to effectiveness of the registration statement of which this prospectus forms a part." Rather than disclosing only an assumed public offering price, revise the cover page to clearly disclose the offering price for the securities offered pursuant to this registration statement. Refer to Item 501(b)(3) of Regulation S-K. Alternatively, include a placeholder for this disclosure and confirm that you will include the actual public offering price in a prospectus supplement filed in accordance with Rule 430A.

3. Please revise the cover page narrative and Summary to explain, if true, that as a result of the alternative cashless exercise feature you do not expect to receive any cash proceeds from the exercise of the Series B Warrants, or, upon a Share Combination Event, from exercise of the Series A Warrants, because it is highly unlikely that a warrant holder would wish to pay an exercise price to receive one share when they could choose the alternative cashless exercise option and pay no additional consideration to receive more than one share.

Summary of Risk Factors, page 9

4. In comparing your China-based company disclosure against your Registration Statement on Form F-1 that went effective on August 22, 2024 (File No. 333-271474) we note certain changes to your disclosure appearing in the Summary and Risk Factor sections relating to legal and operational risks associated with operating in the PRC. It is unclear to us that there have been changes in the regulatory environment in the PRC since that Form F-1 was declared effective warranting revised disclosure to mitigate the challenges you face and related disclosures. Please restore your disclosures in these areas to the disclosures as they existed in your Form F-1 effective as of August 22, 2024. Specifically, we note that you no longer include the following Summary Risk Factor: "We may rely on dividends and other distributions on equity paid by the PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business." We note your Annual Report on Form 20-F for the fiscal year ended September 30, 2024, incorporated by reference herein, includes the following risk factor: "We rely to a significant extent on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of the PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities." Please include this disclosure as a Summary Risk Factor while noting the material adverse effect this may have on your ability to conduct your business, as was mentioned in the F-1 effective as of August 22, 2024. Additionally, we note that you deleted the following disclosure from the Risk Factors: "Any material delay in our ability to fully comply with new regulatory requirements may . . . cause significant disruption to our

business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless."

Prospectus Summary
Risks Relating to Our Capital Structure, page 11

5.   We note your disclosure of your dual class share structure. Please revise here and in the Risk Factor section to disclose that future issuances of Class B Ordinary Shares may be dilutive to holders of Class A Ordinary Shares. Please also revise to disclose the percentage of outstanding shares that Class B shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval.

General

6.   We note your references throughout the prospectus to an "alternative cashless exercise" provision. The term "cashless exercise" is generally understood to allow a warrant holder to exercise a warrant without paying cash for the exercise price and reducing the number of shares receivable by the holder by an amount equal in value to an aggregate exercise price the holder would otherwise pay to exercise the warrant(s). In cashless exercises, it is expected that the warrant holder receives fewer shares than they would if they opted to pay the exercise price in cash. Please clarify your disclosure by removing the references to "alternative cashless exercise" and using the term "zero exercise price" exclusively or another appropriate term that conveys that, in addition to the Company receiving no cash upon the "alternative cashless exercise," the warrant holders would be entitled to receive more shares than they would under the cash exercise terms.

7.   We note that your Series A Warrants have an exercise price reset feature in the event that a Share Combination Event occurs, in which case an alternative cashless exercise is also available to the holder. We note that, in the event the exercise price is reset, the number of Class A Ordinary Shares issuable would be increased such that the aggregate exercise price of the Series A Warrants on the issuance date for the Class A Ordinary Shares then outstanding would remain unchanged following such reset. We also note that the reset exercise price would be subject to the Series A Floor Price, but that the Series A Floor Price can be reduced by written notice to the holders of the Series A Warrants. Given that, in these circumstances, the Series A Floor Price can be set to any amount at your discretion, and the number of shares issuable would increase based on a lowering of the Series A Floor Price, please tell us how you calculated the maximum number of Class A Ordinary Shares that can be issued in the event an exercise price reset of the Series A Warrants occurs, and relatedly, how you determined the number of Class A Ordinary Shares that need to be registered on this registration statement.

8.   We note the legal opinion filed as Exhibit 5.2 states that the "Registration Statement relates to the following securities of the Company: . . . at the election of the purchasers, pre-funded ordinary units . . . in lieu of the Ordinary Units . . . and (iii) up to 30,000,000 Class A Ordinary Shares underlying the Warrants (the "Warrant Shares")." Please have counsel revise its opinion to include the total potential amount

of Pre-Funded Ordinary Units that could be issued and the total amount of Class A Ordinary Shares underlying the Warrants that could be issued. Similarly, please have counsel quantify the total potential Class A Ordinary Shares that could be issued in the opinion filed as Exhibit 5.1. Please also have counsel revise the opinions filed as Exhibit 5.1 and Exhibit 5.2 to remove the assumption that the Company has taken all corporate actions necessary to authorize the issuance of the securities. Refer to Staff Legal Bulletin No. 19.

9.   We note that the opinion filed as Exhibit 5.2 is "limited to the agreements specifically identified in exhibit 1.1 (Form of Underwriting Agreement), exhibit 4.2 (Form of Pre-funded Warrant), exhibit 4.3 (Form of Series A Warrant), and exhibit 4.4 (Form of Series B Warrant, collectively with the Form of Pre-funded Warrant and the Form of Series A Warrant, the "Forms of Warrants") to the Registration Statement without regard to any agreement or other document referenced in any such agreement (including agreements or other documents incorporated by reference or attached or annexed thereto)." Please have counsel revise to remove this limitation. Refer to Staff Legal Bulletin No. 19.

10.   We note your disclosure on the cover page that in February of 2025 you adopted an Amended and Restated Memorandum of Association and Articles of Association to, in part, reflect an increase in the Company's authorized share capital, as approved by shareholders. We note that you increased your authorized share capital from 100 million shares to 400 million shares. We note the Amended and Restated Memorandum of Association filed as Exhibit 3.1 states that your authorized share capital is 100 million shares, and the effective date is August 22, 2024. The Amended and Restated Articles of Association filed as Exhibit 3.2 also has an effective date of August 22, 2024. Please revise to file your current Memorandum of Association and Articles of Association or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nicholas O'Leary at 202-551-4451 or Margaret Sawicki at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Ying Li, Esq.